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                                                                   EXHIBIT 21.1

                                 LIST OF SUBSIDIARIES

Anchor Coin
DD Stud, Inc.
C. G. Investments, Inc.
Colorado Grande Enterprises, Inc.*
Green Mountain Enterprises, Inc.


* Colorado Grande Enterprises, Inc. is 80% controlled by Anchor Gaming. Approximately 50% of this subsidiary is held through C.G. Investments, Inc. and the remaining 30% is held by Anchor Gaming.